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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

JO-ANN STORES, INC.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
47758P307
(CUSIP Number)
Alan Rosskamm
2000 Auburn Drive, Suite 200
Beachwood, Ohio 44122
(216) 378-7680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47758P307	Page	2	of	6

1	NAMES OF REPORTING PERSONS ALAN ROSSKAMM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		596,754

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		604,631

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		596,754

WITH	10	SHARED DISPOSITIVE POWER

		604,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,201,385

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A

Item 1.	Security and Issuer.

	(a)	Common Shares, without par value

	(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”)
5555 Darrow Road Hudson, Ohio 44236

Item 2.	Identity and Background.

	(a)	Alan Rosskamm

	(b)	2000 Auburn Drive, Suite 200
Beachwood, Ohio 44122

	(c)	Director of Jo-Ann

	(d)	No

	(e)	No

	(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of the Transaction.

This Schedule 13D/A is filed to report a decrease in Mr. Rosskamm’s beneficial ownership as a result of sales and other dispositions of Jo-Ann’s Common Shares directly by Mr. Rosskamm and indirectly through his interest in Rosskamm Family Partners, L.P. and Caneel Bay Partners, L.P., of each of which Mr. Rosskamm is a general partner, and the sale of Jo-Ann’s Common Shares held by Mr. Rosskamm’s spouse and Mr. Rosskamm as custodian for a child. As of April 11, 2008, Mr. Rosskamm is no longer the beneficial owner of more than 5% of Jo-Ann’s Common Shares.

Mr. Rosskamm may directly or indirectly acquire additional shares, or dispose of some or all of his Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Rosskamm does not have any present plan or proposal that relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

	(a)	Mr. Rosskamm beneficially owns 1,201,385 shares as of April 11, 2008, representing approximately 4.8% of Jo-Ann’s issued and outstanding shares. The number of shares beneficially owned by Mr. Rosskamm includes 190,050 shares held directly by Mr. Rosskamm, 390,000 shares subject to stock options that are or will become exercisable within 60 days of April 11, 2008, 5,000 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. 1998 Incentive Compensation Plan, 4,746 shares held by Mr. Rosskamm as custodian for a child, and 6,958 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k). The number of shares beneficially owned by Mr. Rosskamm also includes 364,328 shares held by Rosskamm Family Partners, L.P., 120,583 shares held by Rosskamm Family Partners, L.P. II, and 45,595 shares held by Caneel Bay Partners, L.P., of each of which Mr. Rosskamm is a general partner, and 74,125 shares held by the Rosskamm Charitable Lead Annuity Trust #1 created pursuant to the Irrevocable Trust Agreement dated

February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, of each of which Mr. Rosskamm is a co-trustee.

(b)	Mr. Rosskamm has sole power to vote or direct the vote with respect to 596,754 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 604,631 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 596,754 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 604,631 shares.

Mr. Rosskamm shares voting and dispositive power with respect to 120,583 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general partner in Rosskamm Family Partners, L.P. II. Mrs. Betty Rosskamm’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 45,595 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, L.P. Mrs. Barbara Rosskamm’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 559,036 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II and is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

(c)	During the past 60 days, Mr. Rosskamm directly or indirectly engaged in the following transactions: (1) gift by Mr. Rosskamm, as custodian for a child, of 1,560 Common Shares on April 11, 2008; (2) sale by Mr. Rosskamm’s spouse of 5,400 Common Shares at a price of $17.00 on April 10, 2008; (3) sale by Mr. Rosskamm’s spouse of 9,600 Common Shares at a price of $17.02 on April 9, 2008; (4) sale by Rosskamm Family Partners, L.P. of 13,560 Common Shares at a price of $17.47 on April 8, 2008; (5) sale by Rosskamm Family Partners, L.P. of 11,440 Common Shares at a price of $17.18 on April 7, 2008; (6) sale by Rosskamm Family Partners, L.P. of 15,000 Common Shares at a price of $16.61 on April 4, 2008; (7) sale by Rosskamm Family Partners, L.P. of 10,000 Common Shares at a price of $16.06 on April 3, 2008; (8) sale by Caneel Bay Partners, L.P. of 15,000 Common Shares at a price of $16.06 on April 3, 2008; (9) sale by Mr. Rosskamm, as custodian for a child, of 1,000 Common Shares at a price of $15.49 on March 24, 2008; (10) sale by Rosskamm Family Partners, L.P. of 15,400 Common Shares at a price of $15.15 on March 19, 2008; (11) sale by Rosskamm Family Partners, L.P. of 34,600 Common Shares at a price of $14.36 on March 18, 2008; (12) sale by Mr. Rosskamm of 13,717 Common Shares at a price of $13.75 on March 18, 2008; (13) sale by

Mr. Rosskamm of 12,000 Common Shares at a price of $13.64 on March 17, 2008; and (14) forfeit by Mr. Rosskamm of 40,000 Common Shares to Jo-Ann on March 12, 2008. Except for the gift and the forfeit discussed above, the Common Shares were sold in the public market at the market value at the time of the sale.

(d) Not applicable.

(e) As of April 11, 2008, Mr. Rosskamm is no longer the beneficial owner of more than 5% of Jo-Ann’s Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Rosskamm is subject to an agreement, dated October 30, 2003, as amended on February 22, 2007, among Mrs. Betty Rosskamm, Mrs. Alma Zimmerman (a member of one of Jo-Ann’s original founding families who is now deceased) and Jo-Ann. Under this agreement, Mrs. Rosskamm and her lineal descendants (which includes Mr. Rosskamm) and permitted holders (the “Rosskamms”), and Mrs. Zimmerman’s lineal descendants and permitted holders (the “Zimmermans”), may each sell up to 400,000 Common Shares in any calendar year and may not sell more than 200,000 of those shares in any 180-day period. If either the Rosskamms or the Zimmermans plan to sell a number of their Common Shares in excess of the number permitted under the agreement, they must first offer to sell those shares to Jo-Ann. Each of the Rosskamms and the Zimmermans are permitted to sell an unlimited number of shares to each other free of Jo-Ann’s right of first refusal.

Item 7.	Material to Be Filed as Exhibits.

A copy of the agreement referenced in Item 6 above has been filed as Exhibit 10.10 to Jo-Ann’s Form 10-K for the fiscal year ended January 31, 2004 and filed with the Securities and Exchange Commission on April 15, 2004. A copy of the amendment referenced in Item 6 above has been filed as Exhibit 10.8 to Jo-Ann’s Form 10-K for the fiscal year ended February 3, 2007 and filed with the Securities and Exchange Commission on April 19, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 21, 2008

/s/ Alan Rosskamm

Alan Rosskamm